UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sesa Sterlite Limited

Other Events

We give below the result reported by the Scrutinizer, Advocate, Mr. R.G. Ramani with reference to Notice to the shareholders dated February 20, 2015 for approval of the shareholders:

SESA STERLITE LIMITED

RESULTS - CLAUSE 35 -RESULT - 30.03.2015

Resolution ID	Category	Shares Held (1)	Votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
1	Public – Institutional Holders	677744067	503235933	74.25	433329394	69906539	86.11	13.89
1	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
1	Public-Others	522217512	62623286	11.99	62474342	148944	99.76	0.24

	Total	2964694239	2330504183		2260448700	70055483

2	Public – Institutional Holders	677744067	503235933	74.25	491256417	11979516	97.62	2.38
2	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
2	Public-Others	522217512	62586629	11.98	55076612	7510017	88.00	12.00

	Total	2964694239	2330467526		2310977993	19489533

3	Public – Institutional Holders	677744067	503149554	74.24	503115694	33860	99.99	0.01
3	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
3	Public-Others	522217512	62578888	11.98	62247437	331451	99.47	0.53

	Total	2964694239	2330373406		2330008095	365311

4	Public – Institutional Holders	677744067	503149554	74.24	502961806	187748	99.96	0.04
4	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
4	Public-Others	522217512	62577536	11.98	62226629	350907	99.44	0.56

	Total	2964694239	2330372054		2329833399	538655

5	Public – Institutional Holders	677744067	494426674	72.95	464772081	29654593	94.00	6.00
5	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
5	Public-Others	522217512	62576559	11.98	54389167	8187392	86.92	13.08

	Total	2964694239	2321648197		2283806212	37841985

6	Public – Institutional Holders	677744067	494569253	72.97	184344409	310224844	37.27	62.73
6	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
6	Public-Others	522217512	62580964	11.98	34605466	27975498	55.30	44.70

	Total	2964694239	2321795181		1983594839	338200342

7	Public – Institutional Holders	677744067	494569253	72.97	184400609	310168644	37.29	62.71
7	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
7	Public-Others	522217512	62575291	11.98	34574319	28000972	55.25	44.75

	Total	2964694239	2321789508		1983619892	338169616

8	Public – Institutional Holders	677744067	494569253	72.97	179386974	315182279	36.27	63.73
8	Promoter and Promoter Group	1764732660	1764644964	100.00	1764644964	0	100.00	0.00
8	Public-Others	522217512	62500264	11.97	32858790	29641474	52.57	47.43

	Total	2964694239	2321714481		1976890728	344823753

SESA STERLITE LIMITED

SUMMARY OF RESULTS OF POSTAL BALLOTS - 30.03.2015

		ASSENT			DISSENT			INVALID			TOTAL
	RESOLUTION	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot
1	Change of the name of the Company from “Sesa Sterlite Limited” to “Vedanta Limited”	3926	2260448700	96.95	172	70055483	3.00	183	1119782	0.05	4281	2331623965	100.00

2	Adoption of new Articles of Association of the Company in conformity with provisions of Companies Act, 2013	3884	2310977993	99.11	146	19489533	0.84	254	1155622	0.05	4284	2331623148	100.00

3	Appointment of Mr. Ravi Kant (DIN: 00016184) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.	3860	2330008095	99.93	167	365311	0.02	256	1249700	0.05	4283	2331623106	100.00

4	Appointment of Ms. Lalita Dileep Gupte (DIN: 00043559) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.	3845	2329833399	99.92	174	538655	0.02	264	1251644	0.05	4283	2331623698	100.00

5	Appointment of Mr. Naresh Chandra (DIN: 00015833) as an Independent Director, for a period of three years, from the date of approval of appointment by the Board of Directors, i.e., from 29 January 2015 to 28 January 2018.	3802	2283806212	97.95	198	37841985	1.62	283	9974845	0.43	4283	2331623042	100.00

6	Approval of Vedanta Employees Stock Option Scheme (ESOS) and issue of Securities to the Employees of the Company.	3485	1983594839	85.07	521	338200342	14.51	281	9827241	0.42	4287	2331622422	100.00

7	Approval of Vedanta Employees Stock Option Scheme (ESOS) to the Employees of the holding/subsidiary/associate company(ies) of the Company.	3453	1983619892	85.08	549	338169616	14.50	285	9832386	0.42	4287	2331621894	100.00

8	Authorise ESOS Trust for Secondary Acquisition	3395	1976890728	84.79	515	344823753	14.79	375	9908444	0.42	4285	2331622925	100.00

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015

SESA STERLITE LIMITED

	By:	/s/ Rajiv Choubey
	Name:	Rajiv Choubey
Title:	Company Secretary